03013520

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

BB 3/5

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navillus Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center, Suite 100
(No. and Street)

West Conshohocken (City) Pennsylvania (State) 19428 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 3 2003 WASH. D.C. 208

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Sullivan, Sr. (610) 941-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Sullivan, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navillus Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Sharon Hickerson, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires Sept. 2, 2006
Member, Pennsylvania Association Of Notaries

Sharon Hickerson
Notary Public

Signature

Chairman & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Directors
Navillus Securities, Inc.
Conshohocken, Pennsylvania

We have audited the following financial statements of Navillus Securities, Inc. (the "Company") for the year ended December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements and the supplemental schedule discussed below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Navillus Securities, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit also comprehended the supplemental schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 for Navillus Securities, Inc. as of December 31, 2002. In our opinion, such supplemental schedule, when considered in relation to the basic financial statements, presents fairly in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 14, 2003

NAVILLUS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 418,557
Deposit with clearing organization	50,000
Deposit with corporate shareholder	175,147
Trading account securities (at market value)	86,718
Employee loans and advances, net of reserve	18,146
Receivable from clearing firm	298,571
Other receivables	368,051
Equipment and leaseholds improvements – at cost, less accumulated depreciation and amortization of $329,938	97,686
Total	$ 1,512,876

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold not yet purchased	$ 25,483
Due to clearing firm	134,181
Joint venture payable	7,693
Due to associate	107,764
Accrued interest payable	16,678
Accounts payable and accrued expenses	144,761
	436,560
SUBORDINATED NOTE PAYABLE	684,250
STOCKHOLDERS' EQUITY	
Common stock, $1 par value 100,000 shares authorized; 1,667 shares issued and outstanding	1,667
Additional paid – in capital	2,961,491
Accumulated deficit	(2,571,092)
Total stockholders' equity	392,066
Total	$ 1,512,876

NAVILLUS SECURITIES, INC.

STATEMENT OF INCOME (LOSS)

Year ended December 31, 2002

REVENUES	
Commissions and net trading profits	$ 8,062,034
Other income	13,889
	8,075,923
EXPENSES	
Clearing charges	2,970,157
Compensation and benefits	1,788,723
Electronics information services	706,536
Interest expense	85,512
Rent	321,351
Insurance	12,822
Depreciation and amortization	100,157
Advertising	10,040
Professional fees	150,555
Telephone	91,725
Other	389,809
Licenses	63,781
Office expense	62,921
Travel and entertainment	223,224
Computer installation and web design	522,173
Utilities	16,082
Associate expense	581,761
Joint venture expense	598,259
Trading expense	746,517
Bad debt expense	53,407
Investment loss	150,000
Taxes, other than income	5,956
	9,651,468
NET LOSS	$ (1,575,545)

See notes to financial statements.

NAVILLUS SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash Flows From Operating Activities	
Net (loss)	$(1,575,545)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:	
Depreciation and amortization, net	100,157
Changes in assets and liabilities which provided (used) cash	
Deposit with clearing organization	(171,590)
Receivable from clearing organization	(190,585)
Trading account securities	876,553
Employee loans and advances	25,489
Other receivables	(205,595)
Securities sold but not yet purchased	(209,257)
Accounts payable and accrued expenses	(147,121)
Accrued interest payable	(125,214)
Net cash used for operating activities	(1,622,708)
Cash flows from investing activities	
Purchase of fixed assets	(21,894)
Cash flows from financing activities	
Common stock subscribed	1,000,000
Subordinated note	193,583
Net cash provided by financing activities	1,193,583
Decrease in cash	(451,019)
Cash	
Beginning of year	869,576
End of year	$ 418,557

NAVILLUS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2002

	Number Of Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance					
Beginning of year	1,250	$ 1,250	$1,961,908	$ (995,547)	$ 967,611
Subscription	417	417	999,583	-	1,000,000
Income (loss)	-	-	-	(1,575,545)	(1,575,545)
End of year	1,667	$ 1,667	$2,961,491	$ (2,571,092)	$ 392,066

NAVILLUS SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended December 31, 2002

SUBORDINATED BORROWINGS	
Beginning of year	$ 490,667
Current year activity	193,583
End of year	$ 684,250

See notes to financial statements.

NAVILLUS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Navillus Securities, Inc. (the ***"Company"***) operates as a fully disclosed broker-dealer of investment securities.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE

Securities transactions and the related revenue and expense are recorded on a trade date basis.

PROPERTY AND DEPRECIATION

Property is depreciated and leasehold improvements amortized on a straight-line basis over their estimated useful lives as follows:

Computer and Equipment	3 Years
Furniture and Fixtures	5 Years
Leasehold Improvements	The lesser of the economic useful life of the improvements or the term of the lease

INCOME TAXES

The Company elected to become a Subchapter "C" Corporation on October 19, 2001. As a Subchapter "C" Corporation, there are net operating loss carryforwards in the amount of approximately $1,504,000 which expire through 2022. A deferred tax asset relating to the net operating loss carryforward has not been reflected in the statement of financial condition because a valuation allowance has been made for such amount in its entirety.

CASH

For purposes of the statement of cash flows, cash represents balances held in bank accounts.

(2) DEPOSIT WITH CLEARING ORGANIZATION

The deposit with the clearing organization represents a deposit to collateralize the clearing agreement.

(3) SUBORDINATED NOTE PAYABLE

At December 31, 2002, the Company has subordinated notes payable to the Company's minority shareholder in the amounts of $318,439, $192,896 and $172,915. The notes are due on December 21, 2005, April 30, 2004 and December 21, 2005 and bear interest at 10%, 12% and 12%, respectively. In addition, interest accrues on the unpaid accrued interest payable balance at their respective rate. Interest accruing on the 12% note are included in the subordinated notes payable. Interest expense related to the foregoing totaled $68,369 for the year ended December 31, 2002.

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ***("Rule 15c3-1")*** of the Securities Exchange Act of 1934 which prohibits a broker-dealer from withdrawing corporation capital except upon six months notice and from engaging in any securities transactions at a time when its ***"Aggregate Indebtedness"*** exceeds fifteen times its ***"Net Capital"*** as those terms are defined by this Rule. As a result of this Rule, corporation capital may be withdrawn only to the extent that net capital is in excess of required net capital which, in any event, may not be less than $100,000.

At December 31, 2002, the Company's ***"Aggregate Indebtedness"*** and ***"Net Capital"*** (as defined) were $411,077 and $403,708, respectively, and its ratio of Aggregate Indebtedness to Net Capital was 1.02 to 1.0. Net capital exceeded minimum capital requirements by $303,708 at that date.

(5) RULE 15c3-3 REQUIREMENTS

The Company is exempt from both the computation for determination of reserve requirements ***("Rule 15c3-3)*** and the possession or control requirements ***("Rule 15c3-3, Exhibit A")*** because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

(6) CONTINGENT LIABILITY

The Company is contingently liable to its clearing organization for the failure of any customer to make payment for the purchases of securities and for the failure of any customer to deliver securities pursuant to the sales of such securities. At December 31, 2002, the Company owes no amounts to its clearing organization as a result of either of the foregoing events.

(7) REORGANIZATION AND SHAREHOLDER PURCHASE AGREEMENT

Effective October 19, 2001, the Company entered into a stock purchase agreement with a "C" corporation. As part of this agreement, the "C" corporation became a shareholder ("corporate shareholder") of the Company. As a result, effective with the date of this reorganization, the Company is taxed as a "C" corporation since it no longer qualifies to be taxed as a Federal or Pennsylvania "S" corporation.

As part of the stock purchase agreement, the corporate shareholder made an initial investment acquiring 10% of the Company's stock. The corporate shareholder and the Company agreed that upon the Company directing a certain level of stock trades to the corporation, the corporation will purchase three additional blocks of the Company's stock in 10% increments (up to a maximum of 40%) *(See Note 8)*. At December 31, 2002, the corporate shareholder owned 40% of the Company's stock.

(8) RELATED PARTY TRANSACTIONS

A Director of the Company received $30,000 for the year ended December 31, 2002 for consulting fees. Employee loans and advances at December 31, 2002 were $18,465, net of a reserve of $163,315. The Company had trading revenue of $795,562 from a corporate shareholder.

At December 31, 2002, the Company was involved in litigation with the corporate shareholder. The Company initiated litigation as a result of the corporate shareholder's failure to timely pay sums due the company. Although a receivable of approximately $500,000 is included in the statement of financial condition, the Company's claim for a balance due is substantially in excess of that amount. Various claims and cross-claims have been filed by the parties. The Company feels strongly in the basis of the claim they have asserted as well as in defense of the claim asserted against it by the corporate shareholder.

See Note 3 for description of subordinated note payable to the Company's minority shareholder.

(9) LEASES

The Company leases furniture, equipment and operating space under operating lease agreements which have remaining terms in excess of one year. Future minimum lease payments under these agreements as of December 31, 2002 are as follows:

2003	$165,575
2004	108,030
	$273,605

NAVILLUS SECURITIES, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

December 31, 2002

NET CAPITAL		
Stockholders' equity qualified for net capital		$ 392,066
Subordinated borrowings allowable in computation of net capital		684,250
Total capital and allowable subordinated borrowings		1,076,316
Non-allowable assets and miscellaneous capital charges:		
Equipment and leasehold improvements – net of accumulated depreciation and amortization	$ 97,686	
Employee loans and advances, net of reserve	18,146	
Other assets	543,198	
		659,030
Net capital before haircuts on security positions		417,286
Less: Haircut on trading account securities		13,578
Net capital		$ 403,708
AGGREGATE INDEBTEDNESS		
Due to clearing firm		$ 134,181
Joint venture payable		7,693
Accounts payable and accrued expenses		269,203
Aggregated indebtedness		$ 411,077
MINIMUM NET CAPITAL REQUIRED		
(Greater of 6.67% of aggregate indebtedness or $100,000)		$ 100,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED		$ 303,708
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.02 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of Form X-17A-5 as of December 31, 2002):		
Net capital as reported in Company's Part II (Unaudited) Focus Report		$ 404,349
Miscellaneous		(3)
Increase in securities haircuts		(638)
Net capital as reported above		$ 403,708

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Directors
Navillus Securities, Inc.
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Navillus Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirement of SEC Rule 17a-5, not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than those specified.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 14, 2003